July 7, 2005

Mail Stop 0510

Joseph M. Fiamingo
Chief Executive Officer
International Wire Group, Inc.
101 South Hanley Road, Suite 1050
St. Louis, Missouri 63105

Re:	International Wire Group, Inc.
      	Amendment No. 2 to Form S-1
      Filed on June 24, 2005
      	File No. 333-120736

Dear Mr. Fiamingo:

	We have reviewed the amended filing and have the following comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Prior Comment 14

1. We reviewed the additional disclosures that you provided related to the impairments of intangible assets you recorded during the period ended December 31, 2004. In light of the fact that the impairments were due to increased component costs and that customer contracts do not allow for the pass-through of increased costs, it is not clear to us why the impairment of customer contracts and relationships was approximately 5% of that asset and the impairment of trade names and trademarks was approximately 30% of that asset. Please provide a more comprehensive explanation of the nature of each intangible asset and explain why the increase in component costs resulted in a substantially higher impairment of trade names and trademarks than of customer contracts and relationships. In addition, as previously requested, disclose and discuss the material assumptions you used to value each intangible asset when you emerged from bankruptcy and the material assumptions you used when you determined the impairments.

Prior Comment 15

2. We note the additional disclosures you provided, however, it is not clear to us why you are unable to disclose the amount of indefinitely reinvested foreign earnings as required by FSP 109-2. Please clarify or revise.

Prior Comment 16

3. We note that the additional disclosures you provided related to product liability claims only include uninsured claims. It appears to us that even if certain claims are insured and covered by the settlement agreement, you are required to evaluate and present your liability and any probable insurance recoveries in your financial statements on a gross basis as required by SAB 5:Y. Please clarify or revise as appropriate. It also appears to us that you should present separate disclosures related to the impact and status of insured claims, including any limits under the settlement agreement.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct accounting comments to Melinda Hooker at (202) 551-3732 or, in her absence, to Anne McConnell at (202) 551-3709. Direct questions on other disclosure issues to Chris Edwards at
(202)
551-3742 or in his absence to Jennifer Hardy, Branch Chief, at
(202)
551-3767.


Sincerely,



Jennifer R. Hardy
Branch Chief


cc:	R. Scott Cohen, Esq.
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
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Joseph M. Fiamingo
International Wire Group, Inc.
July 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE